EFES

07020229

RECEIVED

2007 JAN 10 A 9:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File: 082-04144

December 27, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the licence agreement between its Holland based 70% subsidiary Efes Breweries International and FEMSA Cerveza to produce "SOL" under licence in Russia.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 1/10

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

DECEMBER 27TH, 2006

LICENCE AGREEMENT TO INTRODUCE MEXICAN "SOL" TO RUSSIAN BEER MARKET

Efes Breweries International N.V. ("EBI" or "the Company"), our Holland based 70% subsidiary, today announced that its operating subsidiary in Russia, Moscow Efes Brewery ("MEB"), will start the production of the famous Mexican beer SOL under license in Russia based on an agreement between MEB and FEMSA Cerveza – beer division of Femsa Holding.

SOL is currently being exported to over a hundred international markets, however it will be the first Mexican beer to be produced in Russia under license.

Under the licence agreement MEB will initially produce SOL in 0, 33l transparent bottles with a twist-off cap while the half liter bottle production will be brought in-line later. The new product will be launched at the beginning of 2007.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr